Exhibit 99.84

FORM 51-102F4

BUSINESS ACQUISITION REPORT

Item 1	Identity of Company

1.1	Name and Address of Company

HudBay Minerals Inc. (the “Company” or “HudBay”)

1 Adelaide Street East, Suite 2501

Toronto, ON M5C 2V9

1.2	Executive Officer

The following executive officer of the Company is knowledgeable about the significant acquisition and this report:

H. Maura Lendon, Vice President and General Counsel

(416) 362-8181

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

The Company acquired all of the issued and outstanding shares of Skye Resources Inc. (“Skye”) pursuant to an arrangement agreement (the “Arrangement Agreement”) among the Company, Skye and 0828275 B.C. Ltd. (“BC Subco”), a wholly owned subsidiary of the Company, dated June 25, 2008, pursuant to which Skye and BC Subco amalgamated to form Skye Resources Inc. (“Amalco”), which continues as a wholly owned subsidiary of the Company. Amalco subsequently changed its name to HMI Nickel Inc. (“HMI Nickel”).

For additional details on the acquisition, please refer to the Management Proxy Circular of Skye dated July 18, 2008 (“Proxy Circular”) and available under HMI Nickel’s profile on SEDAR at www.sedar.com.

2.2	Date of Acquisition

The effective date of the acquisition was August 26, 2008.

2.3	Consideration

Pursuant to the Arrangement Agreement, the Company issued the former shareholders of Skye (other than the Company), 0.61 of a common share of the Company and $0.001 in cash for each common share of Skye outstanding.

Additional disclosure concerning the consideration paid by the Company for Skye is contained in the Proxy Circular.

2.4	Effect on Financial Position

HudBay has chosen to delay construction of HMI Nickel’s Fenix nickel project in Guatemala in light of the significant deterioration in metals prices and recent global economic uncertainty. The Company remains committed to developing the project once market conditions warrant. In the meantime, HudBay will continue to advance key components of Fenix. This includes upgrading the road from Rio Dulce to El Estor and maintaining health care and educational initiatives in the local community. The Company will also use this opportunity to further develop its power strategy to ensure the long-term cost competitiveness of Fenix once the Company brings it into production.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The transaction was not with informed persons, associates or affiliates of the Company.

2.7	Date of Report

November 7, 2008.

Item 3	Financial Statements

The following financial statements are contained in Schedule “A” annexed hereto, which forms part of this report:

(i)	unaudited pro forma consolidated financial statements of the Company, consisting of a consolidated balance sheet as at June 30, 2008 and consolidated statements of earnings for the six months ended June 30, 2008 and for the year ended December 31, 2007, together with the notes thereto;

The following financial statements are incorporated by reference in this report:

(ii)	audited consolidated financial statements (the “Audited Financial Statements”) of Skye, consisting of consolidated balance sheets as at December 31, 2007 and 2006 and consolidated statements of operations, comprehensive loss and deficit and consolidated statements of cash flows for the years ended December 31, 2007 and 2006, together with the Auditors’ Report thereon and the notes thereto; and

(iii)	unaudited consolidated financial statements of Skye, consisting of consolidated balance sheets as at June 30, 2008 and December 31, 2007 and consolidated statements of operations, comprehensive loss and deficit and consolidated statements of cash flows for the three and six months ended June 30, 2008 and 2007, together with the notes thereto.

As the Audited Financial Statements, incorporated by reference, are identical to those filed by Skye on March 20, 2008, a copy of which has been posted on SEDAR at www.sedar.com under the HMI Nickel profile, the Company has not obtained the consent of Davidson & Company LLP to include the March 14, 2008 Auditors’ Report in this report incorporated by reference.

Cautionary Note Regarding Forward-looking Information

This business acquisition report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, information concerning HudBay’s plans for the operation of HMI Nickel and its Fenix Project and HudBay’s business affairs. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Many of these assumptions are based on factors and events that are not within the control of HudBay and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, economic factors, government regulation and approvals, environmental and reclamation risks, costs, timing and amount of future production, capital expenditures and requirements for additional capital, changes in project parameters, the possibility of project cost overruns or unanticipated costs and expenses, permitting timelines, labour disputes and the availability of skilled labour, results of exploration and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, the business of the companies not being integrated successfully or such integration proving more difficult, time consuming or costly than expected as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2007 for each of HudBay and Skye Resources Inc. available at www.sedar.com. Although HudBay has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. HudBay undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

Unaudited Pro Forma Condensed Consolidated Financial Statements

(In Canadian dollars)

HUDBAY MINERALS INC.

June 30, 2008

HUDBAY MINERALS INC.

Pro Forma Consolidated Balance Sheet

Unaudited

(In thousands of Canadian dollars)

As at June 30, 2008

	HudBay Minerals Inc. Cdn$	HMI Nickel Inc. US$	HMI Nickel Inc. Cdn$	Pro Forma		Pro Forma HudBay Minerals Inc. Cdn$
				Adjustments Cdn$	Note 3
Assets
Current assets:
Cash and cash equivalents	$728,986	$142,933	$145,749	$(51)	e	$865,365
				(9,319)	e
Accounts receivable	56,724	639	652	—		57,376
Inventories	164,448	—	—	—		164,448
Prepaid expenses and other current assets	11,431	155	158	(1,750)	d	9,839
Current portion of fair value of derivatives	7,122	—	—	—		7,122
Future income and mining tax assets	20,510	—	—	—		20,510

	989,221	143,727	146,559	(11,120)		1,124,660
Property, plant and equipment	457,983	118,016	120,341	207,299	e	785,623
Investment in HMI Nickel	95,221	—	—	(3,915)	a	—
				357,134	e
				(448,440)	e
Other assets	20,502	7,576	7,725	—		28,227

	$1,562,927	$269,319	$274,625	$100,958		$1,938,510

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$108,103	$10,148	$10,349	$(1,750)	d	$133,662
				16,960	c
Current portion of other liabilities	47,497	—	—	—		47,497

	155,600	10,148	10,349	15,210		181,159
Pension obligations	37,549	—	—	—		37,549
Other employee future benefits	72,587	—	—	—		72,587
Asset retirement obligations	36,230	5,023	5,122	—		41,352
Obligations under capital leases	301	67	68	—		369
Future income tax liabilities	6,357	—	—	—		6,357
Fair value of derivatives	25,557	—	—	—		25,557
Other long-term liabilities	—	2,109	2,151	(1,166)	b	985

	334,181	17,347	17,690	14,044		365,915

Shareholders’ equity:
Share capital:
Common shares	310,253	337,289	343,934	1,166	b	651,689
				341,436	e
				(345,100)	e
Warrants	1	—	—	19	e	20
Contributed surplus	21,733	23,372	23,832	6,309	e	28,042
				(23,832)	e
Retained earnings (deficit)	916,326	(109,424)	(111,580)	(3,915)	a	912,411
	—	—	—	(16,960)	c
	—	—	—	128,540	e
Accumulated other comprehensive (loss) income	(19,567)	735	749	(749)	e	(19,567)

	1,228,746	251,972	256,935	86,914		1,572,595

	$1,562,927	$269,319	$274,625	$100,958		$1,938,510

See accompanying notes to pro forma consolidated financial statements.

HUDBAY MINERALS INC.

Pro Forma Consolidated Statement of Earnings

Unaudited

(In thousands of Canadian dollars, except per share amounts)

Six months ended June 30, 2008

	HudBay Minerals Inc. Cdn$	HMI Nickel Inc. US$	HMI Nickel Inc. Cdn$	Pro Forma Adjustments Cdn$	Pro Forma HudBay Minerals Inc. Cdn$
Revenues	$555,672	$—	$—	$—	$555,672

Expenses:
Operating	375,190	—	—	—	375,190
Fenix development costs	—	6,630	6,676	—	6,676
Depreciation and amortization	47,080	781	786	—	47,866
General and administrative	15,453	4,881	4,915	—	20,368
Stock-based compensation	7,492	3,645	3,671	—	11,163
Accretion of asset retirement obligation	1,808	—	—	—	1,808
Foreign exchange (gain) loss	(1,587)	676	681	—	(906)

	445,436	16,613	16,729	—	462,165

	110,236	(16,613)	(16,729)	—	93,507

Exploration	(12,576)	(744)	(749)	—	(13,325)
Interest and financing expenses	(478)	(1,491)	(1,501)	—	(1,979)
Interest and other income	14,986	1,272	1,281	—	16,267
Loss on derivative instruments	(1,029)	—	—	—	(1,029)

Earnings (loss) before tax	111,139	(17,576)	(17,698)	—	93,441

Tax expense	56,385	—	—	—	56,385

Net earnings (loss)	$54,754	$(17,576)	$(17,698)	$—	$37,056

Earnings (loss) per share (Note 4)
Basic	$0.43	$(0.34)			$0.23
Diluted	$0.43	$(0.34)			$0.23

See accompanying notes to pro forma consolidated financial statements.

HUDBAY MINERALS INC.

Pro Forma Consolidated Statement of Earnings

Unaudited

(In thousands of Canadian dollars, except per share amounts)

Year ended December 31, 2007

	HudBay Minerals Inc. Cdn$	HMI Nickel Inc. US$	HMI Nickel Inc. Cdn$	Pro Forma Adjustments Cdn$	Pro Forma HudBay Minerals Inc. Cdn$
Revenues	$1,269,841	$—	$—	$—	$1,269,841

Expenses:
Operating	730,748	—	—	—	730,748
Fenix development costs	—	15,535	16,685	—	16,685
Process technology	—	115	124	—	124
Depreciation and amortization	94,697	423	454	—	95,151
General and administrative	18,188	6,718	7,215	—	25,403
Stock-based compensation	11,979	5,418	5,819	—	17,798
Accretion of asset retirement obligation	3,282	—	—	—	3,282
Foreign exchange loss (gain)	22,578	(1,362)	(1,463)	—	21,115

	881,472	26,847	28,834	—	910,306

	388,369	(26,847)	(28,834)	—	359,535

Exploration	(33,067)	(4,257)	(4,572)	—	(37,639)
Interest and financing expenses	(1,378)	(4,152)	(4,459)	—	(5,837)
Interest and other income	35,219	4,050	4,350	—	39,569
Loss on derivative instruments	(3,515)	—	—	—	(3,515)
Asset impairment loss	(20,172)	—	—	—	(20,172)

Earnings (loss) before tax	365,456	(31,206)	(33,515)	—	331,941

Tax expense	138,317	—	—	—	138,317

Net earnings (loss)	$227,139	$(31,206)	$(33,515)	$—	$193,624

Earnings (loss) per share (Note 4)
Basic	$1.79	$(0.70)			$1.22
Diluted	$1.77	$(0.70)			$1.20

See accompanying notes to pro forma consolidated financial statements.

HUDBAY MINERALS INC.

Notes to Pro Forma Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

June 30, 2008

1.	The transaction

On August 26, 2008, HudBay Minerals Inc. (“HudBay”) acquired all of the issued and outstanding common shares of Skye Resources Inc. (since renamed HMI Nickel Inc. “HMI Nickel”) pursuant to a court-approved plan of arrangement. In exchange for each HMI Nickel common share, HMI Nickel shareholders received 0.61 of a HudBay common share plus $0.001 in cash.

On June 27, 2008, HudBay acquired 12,679,266 common shares of HMI Nickel at a total cost of $95.2 million in a private placement.

2.	Basis of presentation

The unaudited pro forma consolidated balance sheet as at June 30, 2008 and consolidated statements of earnings of HudBay for the six months ended June 30, 2008 and year ended December 31, 2007, collectively referred to as the “Pro Forma Financial Statements”, have been prepared by management of HudBay to give effect to the acquisition of HMI Nickel.

The Pro Forma Financial Statements have been compiled from and include information derived from the following:

•	the unaudited HudBay interim consolidated financial statements for the six months ended June 30, 2008;

•	the audited HudBay annual consolidated financial statements for the year ended December 31, 2007;

•	the unaudited HMI Nickel interim consolidated financial statements for the six months ended June 30, 2008; and

•	the audited HMI Nickel annual consolidated financial statements for the year ended December 31, 2007.

The unaudited interim consolidated balance sheet of HMI Nickel as at June 30, 2008 has been translated to Canadian dollars using the exchange rate in effect on June 30, 2008, which was US$1.00 to Cdn$1.0197. The unaudited interim consolidated statements of earnings of HMI Nickel have been translated to Canadian dollars using the average exchange rate for the six months ended June 30, 2008, which was US$1.00 to Cdn$1.0070, and the average exchange rate for the year ended December 31, 2007, which was US$1.00 to Cdn$1.0740.

The Pro Forma Financial Statements have been prepared on the basis that the acquisition of HMI Nickel had been completed as at June 30, 2008 for the pro forma consolidated balance sheet and that the acquisition had been completed on January 1, 2007 for the pro forma consolidated statements of earnings for the six months ended June 30, 2008 and the year ended December 31, 2007.

The Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). These Pro Forma Financial Statements do not contain all of the information required for interim and annual financial statements. Accordingly, they should be read in conjunction with the most recent interim and annual consolidated financial statements of each of HudBay and HMI Nickel. Certain figures have been reclassified to provide a consistent format.

HUDBAY MINERALS INC.

Notes to Pro Forma Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

June 30, 2008

The Pro Forma Financial Statements have been compiled using the significant accounting policies as set out in HudBay’s audited annual consolidated financial statements for the year ended December 31, 2007 and unaudited interim consolidated financial statements for the six months ended June 30, 2008. In preparing the Pro Forma Financial Statements, a review was undertaken to identify any HMI Nickel accounting policy differences where the impact was potentially material and could be reasonably estimated. The significant accounting policies of HMI Nickel conform in all material respects to those of HudBay. Further accounting policy differences may be identified after consummation and integration of the proposed transaction.

HudBay has accounted for this two-step acquisition as a purchase of assets, rather than a business combination, as HMI Nickel did not meet the definition of a business as defined by EIC-124, Definition of a Business. Accordingly, the Company determined the cost of assets and liabilities acquired from HMI Nickel by allocating the purchase price for the group of assets to each item on the basis of its fair value at the time of acquisition. HMI Nickel’s primary asset is the Fenix nickel project. All excess purchase price has been assigned to the Fenix project in property, plant and equipment on a preliminary basis. HudBay’s investment in HMI Nickel and HMI Nickel’s shareholders’ equity are eliminated upon consolidation.

It is management’s opinion that the Pro Forma Financial Statements include all adjustments necessary for the fair presentation, in all material respects, of the proposed transaction, assumptions, and adjustments described in Note 3.

The Pro Forma Financial Statements may not be indicative of the results of the operations or financial position that would have occurred if the events reflected therein had been in effect on the dates indicated, or of the results that may be obtained in the future.

3.	Pro forma assumptions and adjustments

HudBay’s acquisition of 12,679,266 common shares of HMI Nickel at a price of $7.51 per share in a private placement on June 27, 2008 was included in HudBay’s unaudited interim consolidated financial statements for the six months ended June 30, 2008. Accordingly, pro forma adjustments were not required to reflect this purchase. Proceeds of $95.2 million were paid by HudBay and received by HMI Nickel. For the period prior to acquisition of control, HudBay accounted for this private placement investment using the equity method to reflect the strategic nature of the plan of arrangement.

HudBay acquired all of the outstanding shares of HMI Nickel effective August 26, 2008. HMI Nickel shareholders received 0.61 of a HudBay common share plus $0.001 in cash in exchange for each HMI Nickel common share. Accordingly, HudBay issued 31,295,685 common shares as consideration. The fair value of the share consideration was $341.4 million, measured based on HudBay’s closing common share price of $10.91 per share on August 25, 2008, the business day before the acquisition date.

As part of the proposed transaction, HudBay exchanged HMI Nickel’s outstanding stock options and warrants for similar securities of HudBay at an exchange ratio of 0.61 and at a price equivalent to the original price divided by 0.61. All options vested upon completion of the transaction. The options and warrants have been valued using the Black-Scholes option pricing model. Related values have been included in the total purchase price.

HUDBAY MINERALS INC.

Notes to Pro Forma Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

June 30, 2008

HudBay’s estimated transaction costs of $9.3 million have also been included in the total purchase price. Transaction costs of HMI Nickel have not been included in these Pro Forma Financial Statements. On the closing of the transaction, any unpaid HMI Nickel transaction costs become HudBay’s obligation.

Pro forma adjustments:

a)	To record HudBay’s share of HMI Nickel’s net loss for the period between HudBay’s private placement investment in HMI Nickel, through which HudBay gained significant influence over HMI Nickel, and HudBay’s acquisition of control.

b)	To record HMI Nickel’s redemption of vested performance share units (“PSUs”) and issuance of 268,764 HMI Nickel common shares, effective immediately prior to the acquisition.

c)	To accrue amounts that HMI Nickel became obligated to pay upon occurrence of change of control, consisting of investment banking fees of $10,051 and amounts of $6,909 owing to Colin K. Benner, HMI Nickel’s Vice Chairman and Chief Executive Officer, pursuant to his employment agreement.

d)	To reverse transaction costs accrued by HudBay in its unaudited interim consolidated financial statements for the six months ended June 30, 2008.

e)	To record the purchase consideration, fair value adjustment to the Fenix project in property, plant and equipment, and elimination of HMI Nickel’s shareholders’ equity.

Purchase	price:

31.3 million HudBay common shares	$341,436
Cash of $0.001 per HMI Nickel common share	51
2.2 million stock options issued by HudBay	6,309
1.9 million warrants issued by HudBay	19
Estimated transaction cost	9,319

357,134
Private placement investment	95,221
Share of losses of equity investee	(3,915)

Total purchase price	$448,440

The following summarizes the preliminary allocation of the purchase price:

	Acquired through private placement investment	Share of HMI Nickel loss prior to acquisition of control	Acquisition of control	Total
Cash and cash equivalents	$29,004	$—	$116,745	$145,749
Other current assets	161	—	649	810
Property, plant and equipment - Fenix project	68,039	(3,915)	263,516	327,640
Other assets	1,537	—	6,188	7,725
Current liabilities assumed	(2,059)	—	(25,250)	(27,309)
Other liabilities assumed	(1,461)	—	(4,714)	(6,175)

Total purchase price	$95,221	$(3,915)	$357,134	$448,440

HUDBAY MINERALS INC.

Notes to Pro Forma Consolidated Financial Statements

Unaudited

(In thousands of Canadian dollars, except where otherwise noted)

June 30, 2008

The final purchase consideration for accounting purposes may differ from the amount assumed in the Pro Forma Financial Statements due to changes in estimated transaction costs and estimates used to value the exchange of stock options and warrants. The allocation of the purchase price is subject to change as more information on the fair values of HMI Nickel’s assets and liabilities is available for assessment.

f)	The pro forma adjustments do not give effect to operating efficiencies, cost savings, or synergies that may result from the proposed acquisition.

4.	Pro forma earnings per share data

	Six months ended June 30, 2008	Year ended Dec. 31, 2007
Pro forma net earnings	$37,056	$193,624

HudBay - weighted average number of common shares - basic	126,456,329	126,847,106
Common shares to be issued to HMI Nickel shareholders	31,295,685	31,295,685

Pro forma weighted average number of common shares - basic	157,752,014	158,142,791
Warrants - HudBay	616	1,185
Stock options - HudBay	1,089,611	1,659,263
Stock options - converted	728,344	986,921

Pro forma weighted average number of common shares - diluted	$159,570,585	$160,790,160